LOGO

July 15, 1999

Dear Trion, Inc. Stockholder:

     I am pleased to inform you that on July 12, 1999, Trion, Inc. (the "Company") entered into an Agreement and Plan of Merger providing for the acquisition by TI Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Fedders Corporation (the "Parent"), of the Company.

     As required by the Agreement and Plan of Merger, the Purchaser has commenced a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock (the "Shares") at a price of $5.50 net per share payable in cash at the closing. The Offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer, a number of Shares, when added to any Shares owned by Parent or Purchaser, that represents at least eighty percent (80%) of the Shares outstanding, on a fully diluted basis of the Company. Following the purchase of Shares under the Offer and the satisfaction of certain other conditions, Purchaser will merge with and into the Company (the "Merger") and each Share not purchased in the Offer (other than dissenting Shares and Shares owned by Purchaser, the Company, Parent, or any wholly owned subsidiary of the Parent) will be converted into the right to receive $5.50 in cash or such higher price per share as may be paid pursuant to the Offer, without interest.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT APPROVED THE OFFER AND THE MERGER, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE STOCKHOLDERS OF THE COMPANY.

     Over the past few months, the Board of Directors of the Company has been exploring strategic alternatives to improve stockholder value. The Board of Directors of the Company believes the Offer and the Merger accomplish these objectives. The Board of Directors believes the price to be paid by Purchaser for the Company is fair.

     In arriving at its recommendation, the Board of Directors has given careful consideration to a number of factors as described in the enclosed Schedule 14D-9 filed with the Securities and Exchange Commission, including the opinion of Harris Williams & Co., the Company's financial advisor ("Harris Williams"), that as of the date of the opinion, the consideration to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

     Accompanying this letter and Schedule 14D-9 are (i) an Information Statement, which is attached as Annex I to the Schedule 14D-9, (ii) the fairness opinion of Harris Williams, which is attached hereto as Annex II to the Schedule 14D-9, and (iii) the Purchaser's Offer to Purchase, dated July 15, 1999, together with related materials, including the Letter of Transmittal to be used for tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender Shares. These documents describe the reasons for the Board of Directors recommendation and certain other factors that stockholders should consider. We urge you to read the enclosed materials carefully.

     On behalf of the Board of Directors and management of the Company, we thank you for your support.

                                          Sincerely,
                                          STEVEN SCHNEIDER SIG
                                          Steven L. Schneider
                                          President and Chief Executive Officer
                                      LOGO